Exhibit 99.1

Bitfarms Appoints James Bond as Senior Vice President of High-Performance Computing

-Mr. Bond to establish and scale Bitfarms North American HPC/AI business-

Toronto, Ontario (March 26, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin and vertically integrated data center company, today announced that it has appointed James Bond as Senior Vice President of High-Performance Computing (“HPC”).

Mr. Bond is a subject matter expert in HPC/AI with a proven record of launching new cloud and service provider offerings for large scale data centers across the U.S. He has over 20 years’ experience in public sector solution architecture and IT infrastructure design and implementation, including 15 years at Hewlett Packard Enterprise (“HPE”) where he most recently led their North America HPC/AI infrastructure platforms category. Under his leadership, the business grew to $2 billion in 2024, representing annual growth of 160%. At HPE North America, Mr. Bond was responsible for all HPC/AI go-to-market activities including the creation of new customer offerings, designing sales and pricing programs, managing partners, including NVIDIA, Intel and others, and managing net new logo sales and business development teams.

Prior to HPE, Mr. Bond led all product development, engineering, marketing, operations, and pre-sales business development for Apptix, the largest (at the time) Application Service Provider for Microsoft Exchange, SharePoint, and Unified Communications. Prior to Apptix, Mr. Bond served as the Chief Technology Officer and Co-Founder of IceWEB, where he created one of the first fully automated software-as-a-service (SaaS) cloud offerings, before cloud and SaaS terms were coined.

Mr. Bond is also the author of “The Enterprise Cloud” and a keynote speaker at industry events nation-wide, covering topics, such as the benefits of on-premise and hybrid cloud, AI/GenAI use cases, and how to build and deploy AI infrastructure including GPUs, HPC storage, and power/cooling specifically tuned for AI workloads. He holds a Bachelor’s Degree in Computer and Information Science from the University of Maryland.

CEO Ben Gagnon stated, “We are thrilled to welcome James into this critically important role for Bitfarms. James, and the team he builds around him, will spearhead the development and implementation of our long-term HPC/AI strategy. With our Pennsylvania pipeline of 1.1GW of secured power, we are in a strong position to develop an HPC/AI business geared for scale in the U.S. James’ impressive track record of implementing HPC solutions at scale and driving exponential growth for HPE’s HPC business makes him the ideal candidate to lead this new growth chapter at Bitfarms.”

James Bond stated, “I am excited to join the talented team at Bitfarms at such a pivotal time in their growth trajectory. I look forward to leveraging their premium Pennsylvania properties, existing data centers, and power capacity to deploy a world-class high-performance computing infrastructure to host state-of-the-art artificial intelligence solutions for future customers.”

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin and vertically integrated data center company that sells its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers.

Bitfarms currently has 15 operating Bitcoin data centers in four countries: the United States, Canada, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

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Glossary of Terms

•	HPC/AI = High Performance Computing / Artificial Intelligence

•	GW = Gigawatt

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the ability to enhance the business of the Company through adding additional human resources to HPC/AI strategies, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities, the merits and ability to secure long-term contracts associated with HPC/AI customers, the North American energy and compute infrastructure strategy, projected growth, target hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com